Orion Engineered Carbons Acquires Evonik and DEG Shares in Chinese Carbon Black Joint Venture

LUXEMBOURG--(BUSINESS WIRE) - October 15, 2015 - Orion Engineered Carbons S.A. (Orion) (NYSE: OEC) and Evonik Industries AG (Evonik) today announced agreements on transactions where Orion will acquire Evonik’s 52% percent stake as well as Deutsche Investitions- und Entwicklungsgesellschaft mbH’s (DEG) 15% stake in Qingdao Evonik Chemical Co., Ltd. (QECC).

QECC is a joint venture established by Evonik, DEG and Jiaozhou Finance Investment Center (JFIC) in 1994 based in Qingdao (Shandong Province), China. It has production capacity of approximately 75 thousand metric tons of Carbon Black per annum. The plant is equipped with three production lines and its main manufacturing focus is on high-end Carbon Black products. Through its proximity to key customers, connection to one of China’s largest ports and modern transportation infrastructure, the Qingdao facility is an excellent logistics base for participation in future market growth.

Orion will initially step into the established joint venture in place of Evonik and DEG, but OEC and JFIC are in advanced talks regarding the transfer of JFIC shares to Orion in accordance with regulations governing Chinese state-owned enterprises.

“We are pleased with the progress made on bringing this facility back into our global carbon black manufacturing network,” said Jack Clem, CEO of Orion. “We believe that this acquisition will greatly improve our ability to serve the highly important Chinese market, as well as the rest of Asia-Pacific, over and above the current use of our global network for exports to that region.”

“I am thrilled that our plant in Qingdao will become a key pillar of Orion’s base of operations in APAC, joining our two plants in South Korea and our regional headquarters in Shanghai. This increased presence will enhance our portfolio of innovative products and solutions that are valued by our customers and business partners.”

The agreement is subject to Chinese government review and other customary closing conditions and is expected to close in the fourth quarter of 2015. The European Commission approved Orion’s prospective acquisition of QECC concurrent with its consideration of the sale of Evonik’s Carbon Black business to Rhône Capital and Triton Advisors in 2011. Until the closing, Orion and QECC will continue to operate independently.

About Orion Engineered Carbons S.A.
Orion Engineered Carbons is a worldwide supplier of Carbon Black. The company offers standard and high-performance products for Coatings, Printing Inks, Polymers, Rubber and other applications. Our high-quality Gas Blacks, Furnace Blacks and Specialty Carbon Blacks tint, colorize and enhance the performance of plastics, paints and coatings, inks and toners, adhesives and sealants, tires, and manufactured rubber goods such as automotive belts and hoses. With 1,350 employees worldwide, Orion Engineered Carbons runs 14 global production sites and four Applied Technology Centers. For more information visit our website www.orioncarbons.com.

About Evonik Industries AG
Evonik, the creative industrial group from Germany, is one of the world leaders in specialty chemicals. In its business activities, which are spread across three segments-Nutrition & Care, Resource Efficiency, and Performance Materials-Evonik’s greatest resources are its innovative prowess and integrated technology platforms. In 2014, over 33,000 employees generated sales of around €12.9 billion and an operating profit (adjusted EBITDA) of about €1.9 Billion.

Forward-looking Statements:
This document contains certain forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among others, statements concerning the potential exposure to market risks, statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions and statements that are not limited to statements of historical or present facts or conditions. Some of these statements can be identified by terms and phrases such as “anticipate,” “believe,” “intend,” “estimate,” “expect,” “continue,” “could,” “should,” “may,” “plan,” “project,” “predict” and similar expressions. Factors that could cause our actual results to differ materially from those expressed or implied in such forward-looking statements include those factors detailed under the captions “Note Regarding Forward-Looking Statements” and “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2014 and in Note 11 to our unaudited interim condensed consolidated financial statements as at June 30, 2015 regarding contingent liabilities, including litigation. You should not place undue reliance on forward-looking statements. Each forward-looking statement speaks only as of the date of the particular statement. New risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information, other than as required by applicable law.

Contact:
Orion Engineered Carbons S.A.
Investor Relations
Diana Downey, +1 832 445-3865
Investor-Relations@orioncarbons.com